POTNETWORK HOLDINGS OTC PINK: POTN

December 17, 2021

The Board of Directors
PotNetwork Holdings, Inc.
3531 Griffin Road
Ft. Lauderdale, Florida 33312

Re: Resignation from PotNetwork Holdings, Inc., a Colorado corporation

Gentlemen:

This letter is to inform you that per the terms of my Consulting Agreement with PotNetwork Holdings, Inc., a Colorado corporation (the "Company"), which agreement is dated October 23, 2020, (the "Agreement"), I, Lee Lefkowitz, hereby give to the Board of Directors of the Company and the Company, four (4) weeks advance notice of my resignation as a member of the Board of Directors of the Company and as its President, Chief Executive Officer and Chief Financial Officer, (collectively, my "Positions" with the Company), such that at the end of the day of Friday, January 14, 2022 (the "Effective Time"), I will have resigned my Positions with the Company and shall no longer perform any of my services as defined under the Agreement. (The "Resignation")

Until the Effective Time, I shall continue to serve in my Positions with the Company, and all terms and conditions of the Agreement, and my obligations therein, shall remain in full force and effect.

I wish PotNetwork Holdings, Inc. and its subsidiaries success in the future.

Thank you.

Sincerely yours,

Notary Public State of Florida
Marco Echeverry
My Commission GG 233782
Expires 07/01/2022

FLDL

Lee Lefkowitz
President, CEO, CFO, Director

NOTARIZATION: